Exhibit 99.1

Dominion Diamond Corporation's Fiscal 2015 Third Quarter Results to be released Thursday, December 11, 2014

TORONTO, Nov. 26, 2014 /CNW/ - Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the "Company") will release its Fiscal 2015 Third Quarter results for the period ended October 31, 2014, after market hours on Thursday, December 11, 2014.

Beginning at 8:30AM (ET) on Friday, December 12, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 877-280-4956 within North America or 857-244-7313 from international locations and entering passcode 63623975.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available one hour after the call through 11:00PM (ET), Friday, December 26, 2014, by dialing 888-286-8010 within North America or 617-801-6888 from international locations and entering passcode 37985542.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines.  Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

SOURCE Dominion Diamond Corporation

%CIK: 0000841071

For further information: Mr. Richard Chetwode, Vice President, Corporate Development - +44 (0) 7720-970-762 or rchetwode@ddcorp.ca; Ms. Kelley Stamm, Manager, Investor Relations - (416) 205-4380 or kstamm@ddcorp.ca

CO: Dominion Diamond Corporation

CNW 10:10e 26-NOV-14